     December 22, 2004

Daniel L. Gordon
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

cc: Lynn Dicker – Staff Accountant

Re:	Solectron Corporation
Form 10-K for the fiscal year ended August 27, 2004
Filed November 5, 2004
Form 8-K dated September 28, 2004
SEC File No. 1-11098

Dear Mr. Gordon:

     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated December 9, 2004 relating to Solectron Corporation’s Form 10-K for the fiscal year ended August 27, 2004 filed on November 5, 2004 and Solectron Corporation’s Form 8-K dated September 28, 2004 (File No. 1-11098).

     We appreciate your review comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis.

     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 8-K as of September 28, 2004

     Comment:

1.	We note that you present your statement disclosing why non-GAAP financial information is utilized in your press release. Please revise future filings to include these disclosures in your item 2.02 Form 8-K.

Daniel L. Gordon
Securities and Exchange Commission
December 22, 2004

     Response:

We have revised our Form 8-K filing to include a disclosure stating why non-GAAP financial information is utilized in our press release. We are attaching the Form 8-K dated December 21, 2004 to illustrate our disclosure.

     Comment:

2.	Additionally, please revise your disclosures to explain why each individual non-GAAP measure presented is useful to an investor in accordance with Item 10(e)(i) of Regulation S-K. Also, discuss how management uses the measure and the limitations of using this measure. We believe that your current presentation is unclear to investors. Please note that since you provide your non-GAAP reconciliation in the form of a statement of operations, separate disclosures would be required for each non-GAAP measure created by that presentation. Please provide your proposed disclosures in a supplemental response.

     Response:

We have revised the disclosure in the Form 8-K to explain why each individual non-GAAP measure presented is useful to an investor. We are attaching the Form 8-K dated December 21, 2004 to illustrate our disclosure to explain the usefulness of each individual non-GAAP measure and a revised non-GAAP presentation to be used in our press release.

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 956-6411 or Warren Ligan, Corporate Controller, at (408) 956-6553.

Solectron Corporation
/s/ Kiran Patel
Kiran Patel
Executive Vice President and Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

(Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934)

Date of Report (Date of earliest event reported) December 21, 2004

SOLECTRON CORPORATION

(Exact name of registrant as specified in charter)

Delaware	1-11098	94-2447045

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

847 Gibraltar Drive, Milpitas, California	95035

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 957-8500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

ITEM 2.02 Results of Operations and Financial Condition

ITEM 9.01 Financial Statements and Exhibits

Signatures

Exhibit Index

ITEM 2.02 Results of Operations and Financial Condition

On December 21, 2004, Solectron Corporation announced the Company’s results of operations for its fiscal quarter ended November 30, 2004. A copy of the Company’s press release announcing such results dated December 21, 2004 is attached hereto as Exhibit 99.1. This Form 8-K and the attached exhibit are furnished to, but not filed with, the Securities and Exchange Commission (“SEC”) and shall not be deemed to be incorporated by reference into any of the Company’s filings with the SEC under the Securities Act of 1933.

Solectron includes the use of a non-GAAP financial measure in the attached exhibit. In accordance with Item 10(e)(i) of Regulation S-K, Solectron is required to provide a statement disclosing the reasons why management believes that presentation of non-GAAP financial measures provides useful information to investors regarding the Company’s results of operations.

Solectron management evaluates and makes operating decisions using various operating measures. These measures are generally based on the revenues and certain costs of its operations, such as cost of goods sold and selling, general and administrative expenses. One such measure is non-GAAP net income (loss), which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. This measure consists of GAAP net income (loss) from continuing operations excluding as applicable, restructuring charges (severance and benefits, excess facilities and asset-related charges), investment related losses (gains), impairment charges for goodwill and intangible assets, and losses (gains) on the extinguishment of debt. Non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue if it used non-GAAP results instead of GAAP results to calculate the company’s tax liability.

Management believes it is useful in measuring Solectron’s operations to exclude restructuring costs. Solectron has dramatically reduced headcount and facilities over the past three years. As a result, in 2002, 2003 and 2004, Solectron’s GAAP statements of operations have included significant charges related to such restructurings. Solectron believes that in measuring its operations it is useful to exclude restructuring charges as these costs are not part of the company’s direct cost of on-going operations. Furthermore, management believes investment related losses (gains), impairment charges for goodwill and intangible assets, and losses (gains) on the extinguishment of debt are infrequent events which make the results less comparable between reporting periods.

Management believes that non-GAAP net income (loss) provides useful supplemental information to management and investors regarding the performance of the company’s business operations and facilitates comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within the attached press release with their most directly comparable GAAP financial results.

ITEM 9.01 Financial Statements and Exhibits

(c)	Exhibits

     The following exhibit is furnished as part of this Current Report on Form 8-K.

Exhibit No.	Exhibit Description

99.1	Press release dated December 21, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 21, 2004	Solectron Corporation

/s/ Warren Ligan Warren Ligan
Senior Vice President, Corporate Controller
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release dated December 21, 2004

[SOLECTRON CORPORATION LETTERHEAD]	NEWS RELEASE

Solectron Announces First-Quarter Results

For Immediate Release: Dec. 21, 2004

MILPITAS, Calif. — Solectron Corporation (NYSE:SLR), a leading provider of electronics manufacturing and integrated supply chain services, today reported sales of $2.7 billion in the first quarter of fiscal 2005. Sales in the first quarter of fiscal 2004 were $2.7 billion and sales in the fourth quarter of fiscal 2004 were $3.0 billion.

The company reported GAAP income from continuing operations in the first quarter of $47 million, or 5 cents per share, compared with a GAAP loss from continuing operations of $52 million, or 6 cents per share, in the first quarter of last year. Excluding $2 million of charges related to adjustments of previously announced restructuring, Solectron had non-GAAP net income from continuing operations of $49 million, or 5 cents per share.

The company reported lower revenues from the previous quarter primarily due to greater than expected weakness in the consumer market for set-top boxes and 3-G wireless handsets, as well as in the semiconductor capital equipment sector of the industrial market. In addition, the company saw lower demand in the networking market.

“Despite lower sales, I am very pleased that earnings per share improved to five cents, which was the midpoint of our guidance,” said Mike Cannon, president and chief executive officer. “Our focus on profitability delivered a 40 basis-point improvement in gross margins from the prior quarter and a reduction in operating expenses to $96 million. In addition, we generated strong cash flow from operations of approximately $190 million. Looking forward, we expect revenue growth in the second half of the year, driven by the expected ramp of recent wins and improved demand.”

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[SOLECTRON CORPORATION LETTERHEAD]	NEWS RELEASE

Quarterly Highlights

The company made further improvements in working capital during the quarter with a reduction in accounts receivable of $120 million and a reduction in inventory of $52 million. Inventory turns were 7.1 and the company’s cash conversion cycle was 51 days. Capital expenditures were $32 million, depreciation and amortization were $49 million, and return on invested capital improved to 10.5 percent.

Fiscal Second-Quarter 2005 Guidance

Fiscal second-quarter guidance is for sales of $2.65 billion to $2.8 billion and for non-GAAP EPS from continuing operations to range from 4 cents to 6 cents, on a fully diluted basis.

Non-GAAP Information

In addition to disclosing results determined in accordance with generally accepted accounting principles (GAAP), Solectron also discloses non-GAAP results of operations that exclude certain items. By disclosing this non-GAAP information, management intends to provide investors with additional information to further analyze the company’s performance, core results and underlying trends. Management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain charges to better assess operating performance. Each excluded item is considered to be of a non-operational nature in the applicable period. Earnings guidance is provided only on a non-GAAP basis due to the inherent difficulty in forecasting such charges. Consistent with industry practice, management has historically applied these non-GAAP measures when discussing earnings or earnings guidance and intends to continue doing so.

Non-GAAP information is not determined using GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the tables to the press release for a reconciliation of non-GAAP amounts to amounts reported under GAAP.

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[SOLECTRON CORPORATION LETTERHEAD]	NEWS RELEASE

Webcast To Be Held Today

At 4:30 p.m. EST today, Solectron will hold a conference call to discuss this earnings report. A live Internet broadcast of the call can be joined by going to www.solectron.com. Supplemental financial information related to the conference call will also be available at this Web site location. Following the live broadcast, the archived Webcast will be available at http://phx.corporate-ir.net/phoenix.zhtml?c=74829&p=irol-earningsWebcasts. In addition, audio replays of the call will be available two hours following the call through Jan. 4, 2005. Call +1(800) 642-1687 from within the United States or +1(706) 645-9291 from outside the United States and specify pass code: 2183899.

Safe Harbor

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specific forward-looking statements relate to our financial outlook for the second quarter of fiscal 2005 and beyond and our expectations for continued progress in improving our profitability and operating metrics. These forward-looking statements involve a number of risks and uncertainties and are based on current expectations, forecasts and assumptions.

Actual outcomes and results could differ materially. These risks and uncertainties include the present and future strength of the worldwide economy overall and in the telecommunications and other electronics technology sectors in particular; our ability to continue to win and satisfy customers; our ability to successfully implement our initiatives related to improvement in our operating metrics; the accuracy of our projections of cash flows and capital requirements; the ability to effectively implement restructuring and cost reduction plans and the timing of such implementations; the risk of price fluctuation; reliance on major customers; fluctuations in operating results; changes in technology; competition; variations in demand forecasts and orders that may give rise to operational challenges such as excess plant, equipment and materials; risks associated with international sales and operations; our ability to adequately satisfy new regulations relating to internal controls over financial reporting; interest-rate risk; environmental regulations; market risk; the ability to retain key personnel; the impact of our outstanding litigation and of other contingent liabilities; and intellectual property rights enforcement.

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[SOLECTRON CORPORATION LETTERHEAD]	NEWS RELEASE

In addition, the independent audit of our financial statements is not yet complete, and the final audited results could differ from the preliminary, unaudited results contained in this release.

For a further list and description of risks and uncertainties, see the reports filed by Solectron with the Securities and Exchange Commission, specifically Forms 8-K, 10-K, 10-Q and S-3. Solectron disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Supplemental information, condensed consolidated balance sheets and statements of operations follow. All monetary amounts are stated in U.S. dollars.

Income from Continuing Operations Reconciliation	Quarter Ended
(in millions)	Nov. 30, 2004

Income from continuing operations on a GAAP basis	$46.9

Restructuring charges	$1.6

Income from continuing operations on a non-GAAP basis	$48.5

Earnings Per Share Reconciliation	Quarter Ended
(in millions, except per-share data)	Nov. 30, 2004

Diluted net income per share from continuing operations on a GAAP basis	$0.05

Restructuring charges	$—

Diluted net income per share from continuing operations on a non-GAAP basis	$0.05

Shares used to compute diluted net income per share — GAAP and non-GAAP	967.4

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[SOLECTRON CORPORATION LETTERHEAD]	NEWS RELEASE

About Solectron

Solectron (www.solectron.com) provides a full range of worldwide manufacturing and integrated supply chain services to the world’s premier high-tech electronics companies. Solectron’s offerings include new-product design and introduction services, materials management, product manufacturing, and product warranty and end-of-life support. The company is based in Milpitas, Calif., and had sales from continuing operations of $11.64 billion in fiscal 2004.

###

Analyst Contacts:
Perry Hayes, Solectron Corporation, +1(408) 956-7543 (U.S.), perryhayes@solectron.com
Tonya Chin, Solectron Corporation, +1(408) 956-6537 (U.S.), tonyachin@solectron.com

Media Contact:
Dmitry Lipkin, Solectron Corporation, +1(408) 956-6792 (U.S.), dmitrylipkin@solectron.com

SOLECTRON CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)
Unaudited

	November 30	August 31
	2004	2004
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$1,680.2	$1,430.0
Accounts receivable, net	1,429.5	1,549.9
Inventories	1,405.3	1,457.2
Prepaid expenses and other current assets	184.9	192.9
Current assets of discontinued operations	—	36.4

Total current assets	4,699.9	4,666.4
Net property and equipment	711.8	726.6
Goodwill	134.6	134.6
Other assets	259.0	277.5
Long-term assets of discontinued operations	—	11.9

Total assets	$5,805.3	$5,817.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$21.2	$25.1
Accounts payable	1,343.1	1,417.3
Accrued employee compensation	173.3	175.2
Accrued expenses	256.8	270.2
Other current liabilities	209.1	224.9
Current liabilities of discontinued operations	—	46.4

Total current liabilities	2,003.5	2,159.1
Long-term debt	1,215.4	1,221.4
Other long-term liabilities	77.0	55.9
Long-term liabilities of discontinued operations	—	1.8

Total liabilities	3,295.9	3,438.2

Stockholders’ equity:
Common stock	1.0	1.0
Additional paid-in capital	7,842.4	7,775.9
Accumulated deficit	(5,153.6)	(5,209.5)
Accumulated other comprehensive losses	(180.4)	(188.6)

Total stockholders’ equity	2,509.4	2,378.8

Total liabilities and stockholders’ equity	$5,805.3	$5,817.0

SOLECTRON CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per-share data)
Unaudited

	Three Months Ended	Three Months Ended
	November 30, 2004	November 30, 2003
Net sales	$2,690.6	$2,696.8
Cost of sales	2,534.4	2,569.3

Gross profit	156.2	127.5
Operating expenses:
Selling, general and administrative	95.5	114.7
Restructuring and impairment costs	1.6	27.0

Operating income (loss)	59.1	(14.2)
Interest income	5.8	2.4
Interest expense	(16.3)	(43.9)
Other income — net	3.0	6.0

Income (loss) from continuing operations before income taxes	51.6	(49.7)
Income tax expense	4.7	2.5

Income (loss) from continuing operations	$46.9	$(52.2)
Discontinued operations:
Income (loss) from discontinued operations	10.7	(67.3)
Income tax expense	1.7	0.3

Income (loss) on discontinued operations	9.0	(67.6)

Net income (loss)	$55.9	$(119.8)

Basic net income (loss) per share:
Continuing operations	$0.05	$(0.06)
Discontinued operations	0.01	(0.08)

Basic net income (loss) per share	$0.06	$(0.14)

Diluted net income (loss) per share:
Continuing operations	$0.05	$(0.06)
Discontinued operations	0.01	(0.08)

Diluted net income (loss) per share	$0.06	$(0.14)

Shares used to compute basic net income (loss) per share	963.2	833.6
Shares used to compute diluted net income (loss) per share	967.4	833.6